

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

Via E-Mail
Mr. Chris Bateman
Chief Financial Officer
Turquoise Hill Resources Ltd.
Suite 654-999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

> **Re:** **Turquoise Hill Resources Ltd. (Formerly Ivanhoe Mines Ltd.)**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 001-32403**

Dear Mr. Bateman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.2 Audited Consolidated Financial Statements for the years ended December 31, 2011 and 2010

Note 2 – Significant Accounting Policies

Principles of consolidation

1. We note your disclosure that you continue to consolidate your 66% interest in Oyu Tolgoi as you remain a member of a related party group and consider yourself the entity within the group that is most closely associated with Oyu Tolgoi. Please confirm that the related party you are referring to is not only the wholly-owned subsidiaries of the company but also Rio Tinto. In this regard, we note that you have entered into an Oyu

Tolgoi project management and exploration agreement with Rio Tinto which grants them the right to manage the Oyu Tolgoi Project. It appears based on your disclosure that the Rio Tinto manager will manage the day-to-day activity of the project. Tell us how this project management agreement was considered in determining that you remain the party that is most closely associated with Oyu Tolgoi and should be deemed the primary beneficiary. Please provide an analysis of whether the Company is an "investment company" for purposes of the United States Investment Company Act of 1940. In your response, please provide the staff with specific facts regarding the Company that support your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining